File Number: 58796-19

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

April 8, 2010

VIA EDGAR CORRESPONDENCE AND
DELIVERED MAIL STOP 3720

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:       Mr. Larry Spirgel, Assistant Director

Dear Sirs/Mesdames:

Omnicity Corp.
Form 10-K for the Fiscal Year Ended July 31, 2009
Filed on October 23, 2009
Form 10-Q for the Quarterly Period Ended October 31, 2009
Filed on December 21, 2009
File No. 000-52827

            We are counsel for and write on behalf of Omnicity Corp. (the "Company") in response to the Staff's letter of March 5, 2010 (the "Comment Letter") signed on behalf of Mr. Larry Spirgel, Assistant Director of the United States Securities and Exchange Commission (the "Commission").

            On behalf of the Company, we are furnishing to the Commission herewith, via the EDGAR system, a draft Amendment No. 1 to the Company's Form 10-K for the fiscal year ended July 31, 2009 (the "10-K-A"). We confirm that this draft has been redlined to show all changes from the draft From 10-K/A as previously provided to the Commission with the prior response letter dated February 24, 2010. We also confirm that this redlined copy, as well as a clean copy, of the 10-K/A will be enclosed with the couriered copy of this letter. We further confirm that there are no further proposed amendments to the Company's Form 10-Q/A for the quarterly period ended October 31, 2009 (the "10-Q/A") from the 10-Q/A as previously provided to the Commission with the prior response letter dated February 24, 2010.

            On behalf of the Company, we provide below the Company's item-by-item responses to the comments made in the Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response hereinbelow corresponds to the paragraph numbering used in the Comment Letter. We confirm that the revisions described hereinbelow have been made in the draft Form 10-K/A transmitted herewith, and that the same will be made in the actual Form 10-K/A when filed with the Commission. We confirm that the Company intends to file the 10-K/A and the 10-Q/A as soon as the Commission confirms that its comments have been resolved to its satisfaction.

Commission Comment:

Form 10-K for Fiscal Year Ended July 31, 2009

Report of Independent Registered Public Accounting Firm, Page 27

1.        Please ask your auditors, BGBC Partners, LLC, to revise their audit report to include a reference to the restatements, as applicable. In this regard, we note your restatements in Note 15. In addition, as a result of the restatement, your auditors should dual date their report or update the date of their report.

Company Response:

            We confirm, on behalf of the Company, that the Company's current auditors, Weaver & Martin LLC, have provided a dual dated audit report as at March 15, 2010. It was determined by Weaver & Martin LLC and our previous auditors, BGBC Partners, LLP, that the current auditors have a greater ability to audit the restatements given the restatements were a result of their audit process for the year ended July 31, 2009. The revisions to this audit report can be found on page 28 of the enclosed redlined 10-K/A.

Commission Comment:

2. Summary of Significant Accounting Policies
Property and Equipment, Page 37

2.        We note your response to comment eight from our letter dated January 5, 2010 and your statement that you "capitalize costs directly associated with expansions and improvements of the Company's communications network, customer installations, including employee related costs, and generally capitalize direct costs associated with network construction and provisioning of services". Tell us specifically what kind of customer installation costs you capitalize and why you believe they should be capitalized. Refer to your basis in accounting literature.

Company Response:

            We confirm, on behalf of the Company, that the Company follows ASC 360-10-30, which states that the historical cost of acquiring an asset includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use. The Company capitalizes radio equipment purchased from third parties and placed on the customer's home. The Company also capitalizes the independent contractor cost to install such equipment to receive and deliver an internet signal from the nearest tower containing the Company's equipment delivering an internet signal wirelessly.

Commission Comment:

5. Acquisition of Assets, Page 43

3.        We note your responses to comments nine and 17 from our letter dated January 5, 2010 and your reference to EITF 98-3. Given that you acquired customer relationships, it appears that a revenue stream is associated with these assets. We also note that you acquired the necessary inputs, including equipment, consisting of tower and network infrastructures, wireless tower, and customer premises equipment, which would allow you to continue to conduct normal operations after the transferred set is separated from the transferor. In addition, it appears to us that the missing element of senior management would be minor and thus, should not impact your analysis of whether there are processes in place. Further, it does appear that there were certain processes in place as evidenced by the fact that you were already in the business of providing broadband access and you easily integrated the acquisitions based on your disclosure on page 19 that you immediately had increases in revenues from your four acquisitions. As such, it is unclear to us why you believe that these assets do not constitute separate businesses.

Please revise to account for such acquisitions as acquisitions of a business or tell us in greater detail why you believe there are no processes to apply to those inputs and why those processes would be considered more than minor (based on the degree of difficulty and the level of investment necessary to obtain access to or to acquire the missing item(s)). Also, revise to include the disclosures required by ASC 805-10-50, 20-50 and 30-50.

Company Response:

            We confirm, on behalf of the Company, that the Company, pursuant to its review of EITF 98-3 and Rule 11-01(d) of Regulation S-X (see the Company response to Comment 4 below), maintains that, to date, each of the Company's asset acquisitions have represented a purchase of assets and have not represented a purchase of a business. To date, the Company has focused its consolidation model on acquiring assets of small rural wireless internet service providers ("WISPs") that have penetration rates on average of 4% or less of homes receiving its signal ("homes passed"). At these levels the subscriber base is not enough to generate positive cash flow to the operations. These WISPs display the characteristics of development stage companies, as defined in ASC 915-10-05, in that planned principal business activities have not been commenced or have commenced but there has been no significant revenue generated. Often times, these WISPs would be considered going concerns and are in distressed situations. In addition, upon closing of each asset purchase agreement, the Company abandons any process the vendor used in marketing to and servicing customers and transitions all processes into the Company's existing system of processes. The Company applies its processes to marketing and selling to the 96% or more of homes passed that are not customers, in addition to the approximately 4% of homes penetrated by the WISPs. Penetration rates of more than 10% generally generate enough cash flow to be profitable. The Company's goal is to achieve penetration rates of greater than 20% within one year of acquisition of the assets.

            In addition, the Company does not continue with the acquisition name, branding, logo or trademarks and the Company does not assume any liabilities, current assets or office leases. The subscribers that come over from the acquisitions are not under a contract with the Company at the close of the asset purchase agreement. Any revenue stream which may exist and is associated with any customer relationship is not guaranteed as in most, if not all, cases the Company has to apply major processes with significant investment to establish its relationship with each customer. The assets acquired (being towers, tower and radio equipment and electronics) are incorporated and transitioned into the Company's existing network of inputs, processes and outputs. The Company's processes are all considered major processes with high investment. These major processes include:

  Billing and subscriber management: the Company bills, in its own name, and for its own behalf, subscribers on a going forward basis and assumes no prior balances, credits, or contracts with respect to subscribers;

  Call Center: the Company retains no customer service or subscriber management call center that the vendor used. All business going forward from the time of acquisition of the assets comes through the Company's call center;

  Field Services: the Company retains no installation or field service personnel from the vendor of the assets and does not assume any of the vendors' field service operational facility. All processes post asset acquisition are handled through the Company's field services department;

  Tower and Network Management: the Company retains no engineering or information technology personnel from or used by the vendors of the assets. All data from acquired assets is loaded into the Company's Customer Relationship Management system and Fixed Asset Management processes;

  Sales and Marketing: The Company retains no sales or marketing personnel, and adopts no marketing plans from the vendors with respect to the acquired assets. The Company overlays its own sales processes and marketing plans to the acquired assets.

Commission Comment:

4.         Furthermore, please tell us how you considered Rule 11-01(d) of Regulation S-X when determining that these acquisitions were not businesses. Please advise or file audited financial statements and pro forma financial statements as required by Rule 8-04 and 8-05 of Regulation S-X.

Company Response:

            We confirm, on behalf of the Company, that that the Company has determined that it is not required to file audited financial statements and pro-forma financial statements under Rule 8-04 and 8-05 of Regulation S-X because the acquisitions are not considered business acquisitions, as discussed in the Company's response to Comment 3 above. In addition the Company considered the following criteria contained in Rule 11-01(d) of Regulation S-X:

  Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction - The nature of the revenue producing activity generally remains the same as before the transaction.

  Whether any of the following attributes remain with the component after the transaction:

    Physical facilities - the Company does not conduct business from the physical facility of the vendor of the assets;

    Employee base - the Company is not required to hire any of the vendors' employees; it is at the Company's option to hire any employees after the acquisition of assets;

    Market distribution system - the market distribution system is completely transitioned to that of the Company;

    Sales force - the sales force is that of the Company;

    Customer base - the customer base does not change;

    Operating rights - there are no operating rights associated with an Asset Purchase Agreement;

    Production (Service) techniques - the Company abandons all of the vendor's service techniques and processes;

    Trade names - the Company does not acquire the trade names, logos or branding.

Commission Comment:

15. Restatement of Prior Periods due to Corrections of Errors, Page 51

5.        We note your response to comment 12 from our letter dated January 5, 2010 regarding your statement that BGBC Partners, LLC advised you that their audit opinion was not re-issued as a result of the re-statement because they did not audit these adjustments. Please explain to us what you mean by this statement. In this regard, if these adjustments were not audited and they are material to your financial statements then your financial statements would not appear to be audited.

Company Response:

            We confirm, on behalf of the Company, that that the re-statements were audited by Weaver & Martin, LLC and their audit report has now been dual dated as at March 15, 2010 and an explanatory paragraph added referencing the restatements. See further discussion in the Company response to Comment 1 above.

Commission Comment:

Form 10-Q for the Quarterly Period Ended October 31, 2009

Note 6, Acquisition of Assets, Page 12

6.        We note your response to comment 15 from our letter dated January 5, 2010 and your reference to EITF 98-3. Given that you acquired customer relationships, it appears that a revenue stream is associated with these assets. We also note that you acquired the necessary inputs, including equipment, consisting of tower and network infrastructures, wireless tower and customer premises equipment, which would allow you to continue to conduct normal operations after the transferred set is separated from the transferor. In addition, it appears to us that the missing element of senior management would be minor and thus, should not impact your analysis of whether there are processes in place. Further, it does appear that there were certain processes in place as evidenced by the fact that you were already in the business of providing broadband access and you easily integrated the acquisition based on your disclosure on page 19 that you immediately had increases in revenues from your four acquisitions. As such, it is unclear to us why you believe that these assets do not constitute a business.

Please revise to account for such acquisition as an acquisition of a business or tell us in greater detail why you believe there are no processes to apply to those inputs and why those processes would be considered more than minor (based on the degree of difficulty and the level of investment necessary to obtain access to or to acquire the missing item(s)). Also, revise to include the disclosures required by ASC 805-10-50, 20-50 and 30-50.

Company Response:

            We confirm, on behalf of the Company, that the Company, pursuant to its review of EITF 98-3 and Rule 11-01(d) of Regulation S-X, maintains that, to date, each of the Company's asset acquisitions have represented a purchase of assets and have not represented a purchase of a business. See the Company response to Comment 3 above.

Commission Comment:

7.        Furthermore, please tell us how you considered Rule 11-01(d) of Regulation S-X when determining that the acquisition was not a business. Please advise or file audited financial statements and pro forma financial statements as required by Rule 8-04 and 8-05 of Regulation S-X.

Company Response:

            We confirm, on behalf of the Company, that that the Company has determined that it is not required to file audited financial statements and pro-forma financial statements under Rule 8-04 and 8-05 of Regulation S-X because the acquisitions are not considered business acquisitions. See the Company response to Comment 4 above.

Commission Comment:

14. Restatement of Prior Periods due to Correction, Page 16

8.        We note your response to comment 16 from our letter dated January 5, 2010 and your restatement of the period ended October 31, 2009. Please file an Item 4.02 Form 8-K for this restatement.

Company Response:

            We confirm, on behalf of the Company, that the Company has filed and Item 4.02 Form 8-K with respect to this restatement on March 15, 2010.

            On behalf of the Company we sincerely hope and trust that each of the foregoing and the enclosed draft 10-K/A and 10-Q/A are clear and satisfactory in this matter and truly responsive to the Commission's Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact either the writer (at (604) 691-7445) or Daniel Dex (at (604) 691-6839) of our offices at any time.

            On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

"Thomas J. Deutsch"

Thomas J. Deutsch*
for LANG MICHENER LLP

* Law Corporation

Enclosure

cc:         Omnicity Corp.
              Attention: Donald M. Prest